UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month May 2026

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

As previously disclosed in the Forms 6-K filed on December 9, 2025 and February 23, 2026, Golden Heaven Group Holding Ltd. (the “Company”) entered into two separate securities purchase agreements with certain investors for private placement transactions.

The closings of the private placement transactions took place on April 23, 2026. At the closing, the Company issued (i) 15,000,000 Class A ordinary shares, par value of US$0.00001 (the “Class A Ordinary Shares”) pursuant to that certain securities purchase agreement dated as of February 23, 2026 (the “February 2026 Securities Purchase Agreement”) for a total amount of gross proceeds of approximately US$18,000,000, (ii) 10,613,893 Class A Ordinary Shares upon cashless exercise of the warrants that were issued pursuant to the February 2026 Securities Purchase Agreement, and (iii) 13,844,911 Class A Ordinary Shares upon cashless exercise of the warrants that were issued pursuant to that certain securities purchase agreement dated as of December 4, 2025, as amended on February 23, 2026.

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-279423) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2024, (ii) the Company’s registration statement on Form F-3 (File No. 333-279942) filed with the SEC on June 4, 2024 and declared effective by the SEC on June 27, 2024, (iii) the Company’s registration statement on Form S-8 (File No. 333-283714) filed with the SEC on December 10, 2024, and (iv) the Company’s registration statement on Form F-3 (File No. 333-292462) filed with the SEC on December 29, 2025 and declared effective by the SEC on February 6, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: May 12, 2026	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

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